[CBOE LETTERHEAD]

                     May 9, 2008

VIA FEDERAL EXPRESS

Mr. Matt Franker
Assistant Director
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C.  20549

Re:                               CBOE Holdings, Inc.
Form S-4, File No. 333-140574

Dear Mr. Franker:

On behalf of CBOE Holdings, Inc. (the “Company” or “we”), I am writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated June 11, 2007 with respect to the Company’s Registration Statement on Form S-4, as filed on February 9, 2007 and as amended May 11, 2007.  Concurrently with this letter, the Company is filing Amendment No. 2 to the Registration Statement, which reflects these revisions and additions as well as includes the Company’s updated financial statements.  For the convenience of the staff, we have enclosed three copies of Amendment No. 2, marked to show changes from the Registration Statement as amended.

We have addressed the comments in the staff’s June 11, 2007 letter by reproducing each comment below and providing the Company’s response immediately following.  Page references in the Company’s responses are to Amendment No. 2.

General

1.                                       Comment:              We note your response to comment 16 of our letter dated March 9, 2007.  When you subsequently file your proxy card, please also file your ballot as an exhibit to your registration statement.

Response:             When we file the form of proxy card, we will file the ballot as Exhibit 99.2 to the Registration Statement.

2.                                       Comment:              Please continue to provide updated financial statements and related disclosures as required by Article 3-12 of Regulation S-X.

Response:             We have revised the Registration Statement to include updated audited financial information.  We will provide additional updated financial information through future amendments in accordance with the requirements of Article 3-12 of Regulation S-X.

The Restructuring Transaction, page 29
Who will Receive the Restructuring Consideration, page 36

3.                                       Comment:              We note your response to comment 23 of our letter dated March 9, 2007.  Please revise your discussion under this heading to disclose the substance of your response.

Response:             The disclosures with respect to who will receive the restructuring consideration have been revised to address this comment.  Please see pages 4 and 37 of Amendment No. 2 to the Registration Statement.

Results of Operations, page 52
Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005, page 52

4.                                       Comment:              We read in your analysis of the increase in transaction fees revenue that transaction fees are mostly variable with contract volume.  We note that your contract volume increased about 44%; however, your transaction fee revenue appears to have only increased about 30%.  Please revise your analysis to provide better insight into the factors that offset the increase in contract volume to contribute to a net increase in transaction fee revenue of 30%.  Given that transaction fees represent the vast majority of your total revenues, we believe that a robust analysis of the underlying reasons behind changes in these fees is important information to your readers.

Response:             We have expanded the discussion of transaction fees in the MD&A to include additional factors that influenced the changes in the transaction fees.  Please see the revised MD&A on page 57 of Amendment No. 2 to the Registration Statement.

5.                                       Comment:              The numbers presented in your analysis of equity in loss in OneChicago on page 54 do not agree to the amounts seen on the face of your income statement for net loss from investment in affiliates.  Additionally, it is unclear where the impairment expenses seen on the face of your income statement are reflected to your MD&A analysis of expenses.  Please revise your MD&A analysis to clarify these matters.

Response:             The MD&A has been modified to address the total net loss from investment in affiliates which includes the equity loss in OneChicago.  The disclosures in the MD&A have been revised and now match the numbers on the face of the income statement.  In addition, we have revised the MD&A to include information with respect to the  impairment expenses on the income statement.   There were no impairment charges in the 2007 fiscal year.  Please see page 58 of Amendment No. 2 to the Registration Statement.

6.                                       Comment:              We note that you are reflecting an impairment of investment in affiliate and other assets of $121,000 for 2006 on the face of your income statement.  Given your history of impairments, please revise your analysis of results to briefly describe the assets to which this impairment relates, as we believe this provides important context to your readers.  Please also supplementally explain to us why the amount of impairment at year end is less than the $333,000 impairment seen in your September 30, 2006 interim financial statements.

Response:             The MD&A has been revised to include an analysis of the impairment of investments in affiliates and other assets for the 2006 fiscal year.   The reduction of the $333,000 impairment reflected in our September 30, 2006 interim financial statements to the $137,000 impairment reflected in our December 31, 2006 financial statements resulted from an accounting adjustment made in the fourth quarter of 2006 to properly reflect CBOE’s equity investment in NSX and NSX impairment charges.  The $333,000 was an estimate based on preliminary NSX net income figures provided to CBOE from NSX.  In the fourth quarter of 2006, we were informed by NSX that their audited net income results for the year ended June 30, 2006 reflected lower net income than had been previously provided to us.  As a result, we recorded an adjustment to reduce our equity in NSX income and at the same time reduced our impairment of NSX investment.  The adjustment of $211,850 was made between NSX impairment and equity in NSX income in the fourth quarter of 2006, reducing the impairment loss from that reported for the nine-month period.   As noted above in response to comment No. 5, there were no impairment charges in the 2007 fiscal year.  Please see page 59 of Amendment No. 2 to the Registration Statement.

7.                                       Comment:              We read in your analysis of other expenses that “in December, the CBOE recognized a partial refund of $7.1 million of a settlement of a class action suit in 2000.”  Please revise to clarify, if true, that you recognized this refund in December 2006.  Please also revise to clarify, if true, that you originally recorded the expense associated with this settlement as other expense in 2000.

Response:             The MD&A has been revised to clarify that the refund was recognized in 2006 and the original expense relating to this item was incurred in the fiscal year ended June 2000 and was shown as a separate line item as settlement expense in CBOE’s statement of income for that year.  Please see page 59 of Amendment No. 2 to the Registration Statement.

8.                                       Comment:              It is unclear to us from your response to our prior comment 6 why you do not believe that any disclosures are needed to address the uncertainties underlying your assumption that following the CME/CBOT transaction there will no longer be members of the CBOT who qualify to use the Exercise Right and become or remain members of the CBOE.  In this regard, it appears from page 38 that only members of CBOE can obtain your trading permits, and it is unclear to us if your future results or liquidity could vary depending on whether members of the CBOT were able to obtain trading permits from you based on their concurrent membership in CBOE.  Similarly, it is unclear to us how much of your current results are generated by CBOT members and whether this would change in the future if CBOT members were no longer members of CBOE.  Please provide disclosures to address the uncertainties regarding this mater, including whether your future financial results are expected to differ from historical results if the CBOT members are no longer members of the CBOE.  See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.  If you do not believe that any material changes to future results or liquidity will arise from this matter, please make an affirmative statement to that effect along with a brief description of your reasons for that belief, as we believe this matter is unclear to your readers.

Response:              In describing the transaction, CBOE assumes that, as a result of the CME/CBOT transaction there no longer are persons who qualify as members of the CBOT within the meaning of Article Fifth(b) of the CBOE’s Certificate of Incorporation and that therefore there no longer are persons eligible to become or remain a member of CBOE pursuant to Article Fifth(b).  This assumption is based on SEC order 34-57159, which approved CBOE rule filing SR-CBOE-2006-106.  That rule filing interprets Article Fifth(b) to the above stated effect.  The CBOT initiated a class action law suit in Delaware prior to both the interpretation and the SEC’s approval asserting that qualified CBOT members should receive the same consideration in a CBOE demutualization as a CBOE seat owner.  The CBOT has also appealed the SEC approval order.  The Delaware litigation is proceeding, and it is currently contemplated that the CBOE will not proceed with the demutualization until the Delaware litigation has been completed or has proceeded to the point that the risk associated with that litigation is sufficiently limited.  The demutualization of the CBOE requires the approval of the Voting Members of CBOE.  If the Delaware Court were to determine that the former CBOT members have a right to equity in the CBOE upon a CBOE demutualization, the benefits of a demutualization for the owners of CBOE memberships would be affected and the CBOE would need to evaluate the impact of the court’s determination on the structure of the proposed demutualization.  If a demutualization of the CBOE did proceed, it would be different than that which is currently proposed and described in the Registration Statement.  Therefore, the currently proposed demutualization is premised on the validity of the SEC approval order being sustained and on former CBOT members not being entitled to participate in CBOE’s demutualization.

With respect to your question regarding the potential economic impact of the loss of exercise members, please note the following:

•              CBOE has, in accordance with its rules, temporarily extended the membership status of persons who were Exercise Members of the CBOE immediately prior to the consummation of the CME/CBOT Transaction until such time as alternative means of access to CBOE can be provided to these persons.  A total of 252 person had their membership status extended as a result.  Currently 201 of those persons continue to have temporary membership status.  In 2007, CBOE’s volume grew by over 40% relative to 2006 despite the drop in the total number of members.

•              All of the persons whose membership status had been extended who maintain their extended status as of the consummation of the demutualization transaction will be offered trading permits in the post-demutualization CBOE.

•              Under CBOE’s proposed rules post-demutualization, the exchange will control access and will have the ability to issue additional permits if necessary or desired.

Based on the above, we do not believe that any material change to future results or liquidity will arise from this matter.  While the total number of members is a factor in determining the total volume of trading on CBOE, a more important factor is the quality (price and size) of the markets made by CBOE liquidity providers.

Liquidity an Capital Resources, page 59

9.                                       Comment:              We note from your balance sheet that you had $5.5 million of construction in progress at December 31, 2006.  Please revise your MD&A discussion to briefly indicate what type of asset is being constructed, the estimated total cost and expected completion date.  Please supplementally tell us what consideration you gave to whether you had a contractual obligation related to this construction in progress that should be reflected in your Contractual Obligation Table on page 60.

Response:              We have revised the MD&A to provide the additional information relating to construction in progress requested in your comment.  The largest construction in progress project related to the installation of an uninterrupted power supply which had a total cost of $5.4 million and, as of December 31, 2007,  the project was approximately 75% complete and $4.0 million had already been spent. The total life of the project was less than one year and we did not have an unconditional obligation to pay our contractor, and we were protected from non-performance.   As a result, we do not believe a disclosure is necessary in the contractual obligations table.

Analysis of Cash Flows, page 60

10.                                 Comment:              Please revise your analysis of cash flows to provide your readers with insight into the underlying factors that contributed to the changes seen on the face of your cash flow statement rather than merely reciting the numbers seen on the face of your cash flow statement.  For example, we note that you invested a significant amount in available for sale securities in the fourth quarter of 2006, but is unclear why.  Similarly, we note that your capital expenditures increased in 2006 compared to 2005, and much of that increase appears to have occurred in the fourth quarter of 2006, but is unclear why.  Please refer to Item 303(a) of Regulations S-K and Section IV.B of our Release 33-8350.

Response:             We have revised the MD&A to provide the additional information relating to changes in our cash flows.  Please see pages 60-61 of Amendment No. 2 to the Registration Statement.

Director Independence, page 107

11.                                 Comment:              We note your response to comment 31 of our letter dated March 9, 2007.  Please revise your disclosure on page 108 to specify the “additional tests” used to evaluate director independence.

Response:             The disclosure with respect to director independence has been revised to address this comment.  Please see pages 113-114 of Amendment No. 2 to the Registration Statement.  The following independence tests will be adopted by CBOE Holdings in addition to those required by the NYSE:

                A director will not be considered independent:

•                                                if the person provides, or has provided within the last three years (directly or indirectly as a partner, shareholder or officer of another company) consulting, legal or financial advisory services to CBOE Holdings or the CBOE or CBOE Holdings’ or the CBOE’s present or former auditors;

•                                                if the person or any member of his or her immediate family owns, or has the right to acquire, more than 5% of the outstanding Common Stock of CBOE Holdings; or

•                                                if the person or any member of his or her immediate family serves as an executive officer, director or trustee of a civic or charitable organization that receives significant financial contributions from CBOE Holdings or the CBOE or any foundation established by CBOE Holdings or the CBOE. For purposes of this independence standard, the Board of Directors shall determine whether a financial contribution is considered significant on a case-by-case basis; provided, however, that any contribution less than $100,000 or two percent (2%) of that entity’s total annual charitable receipts and other revenues, whichever is greater, shall be presumed to be insignificant.

Financial Statements for the Year Ended December 31, 2006
Consolidated Balance Sheet, page A-4

12.                                 Comment:              We note that you had $19.6 million of available-for-sale investments at December 31, 2006.  Please help us to understand how you determined that you did not need to provide disclosures in accordance with paragraphs 19-22 of SFAS 115, or revise to provide these disclosures in your footnotes.  Please also help us to understand why no unrealized gains or losses related to these securities are reflected in accumulated other comprehensive loss on the face of your statement of members’ equity.

Response:             The $19.6 million of available-for-sale investments at December 31, 2006, represented Treasury Bills that matured in early 2007, which has been noted in the revised MD&A included in Amendment No. 2 to the Registration Statement.  CBOE purchased $20 million in Treasury Bills on December 6, 2006, at a discount and they matured on June 7, 2007.  Since the Treasury Bills were purchased so close to year-end any change in market value at December 31, 2006 was immaterial and therefore not required under paragraphs 19-22 of SFAS 115.

Note 1 — Summary of Significant Accounting Policies — Investments in Affiliates, page A-7

13.                                 Comment:              We note your response to our prior comment 43.  Based on your response, we assume that you have made an accounting policy choice to recognize gains and losses resulting from investee stock transactions directly in equity.  If our understanding is correct, please revise your accounting policy disclosure to clarify this matter; otherwise, please explain this mater to us in more detail and consider whether additional disclosure is needed in your footnotes.

Response:             We have revised the Registration Statement to provide additional disclosure under the heading “Critical Accounting Policies, Investments in Affiliates” to help explain accounting treatment.

Note 11 — Purchase of CBOT Exercise Right Privileges, page A-17

14.                                 Comment:              We read that your 2005 and 2006 purchases of CBOT exercise rights are reflected net of tax on your consolidated statements of income.  We assume this is a typo, as these transactions appear to be reflected instead on your consolidated statements of members’ equity.  Please advise or revise.

Response:             You are correct.  This was a typographic error and should have read that the transactions were reflected on our consolidated statements of member’s equity.  This reference is no longer included in the footnotes to the financial statements.

Please call me at (312) 786-7462 or Richard T. Miller of Schiff Hardin LLP (312) 258-5596 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Joanne Moffic-Silver
Joanne Moffic-Silver

cc:         Richard Dufour
Alan Dean
Michael L. Meyer
Richard T. Miller